Exhibit 4.6

Description of Securities

Registered Under Section 12 of

The Securities Exchange Act of 1934, as amended (the “Exchange Act”)

The Company has the following securities registered pursuant to Section 12 of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	NAMM	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50 per share	NAMMW	The Nasdaq Stock Market LLC

The following is a description of the material terms of the Ordinary Shares and Warrants of Namib Minerals (the “Company,” “we,” “our,” or “us”). This description only includes a summary of specified provisions of the Company Organizational Documents and the Warrant Agreement. This description does not purport to be complete, and is subject, and qualified by reference, to the Company Organizational Documents and the Warrant Agreement. Capitalized terms used in this section are as defined in the Company Organizational Documents, unless elsewhere defined in the Company’s Registration Statement on Form F-1 (“Form F-1”) of which this document is an exhibit to.

We are a Cayman Islands exempted company and our affairs are governed by the Company Organizational Documents, the Cayman Islands Companies Act and the common law of the Cayman Islands.

We are authorized to issue 500,000,000 ordinary shares, of a par value of $0.0001 each. We have one class of issued ordinary shares, the Ordinary Shares, which will have identical rights in all respects and shall rank pari passu with one another in all respects. As of June 5, 2025, there were 53,677,429 Ordinary Shares issued and outstanding and 18,576,712 Warrants issued and outstanding.

Ordinary Shares

General

Holders of Ordinary Shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders. Except as disclosed otherwise in the Form F-1, none of the holders of Ordinary Shares have different voting rights from the other holders.

Unless specified in the Cayman Islands Companies Act, the Company Organizational Documents or applicable securities exchange rules, the affirmative vote of a majority of Ordinary Shares that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Company Organizational Documents. Such actions include amending the Company Organizational Documents and approving a statutory merger or consolidation with another company.

Holders of Ordinary Shares will not have any conversion, pre-emptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Ordinary Shares. There is no cumulative voting with respect to the election of directors.

Dividends

Our shareholders are entitled to receive ratable dividends when, as and if declared by the Company Board out of funds legally available therefor.

The payment of cash dividends in the future, if any, will be at the discretion of the Company Board and will depend upon such factors as revenues, earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by the Company Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of its business.

Even if the Company Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Company Board may deem relevant. In addition, the Company is a holding company and depends on the receipt of dividends and other distributions from its majority-owned entities, controlled entities and corporate joint venture to pay dividends on Ordinary Shares. When making recommendations on the timing, amount and form of future dividends, if any, the Company Board will consider, among other things:

●	our results of operations and cash flow;

●	our expected financial performance and working capital needs;

●	our future prospects;

●	our capital expenditures and other investment plans;

●	other investment and growth plans;

●	dividend yields of comparable companies globally;

●	restrictions on payment of dividend that may be imposed on us by financing arrangements; and

●	the general economic and business conditions and other factors deemed relevant by the Company Board and statutory restrictions on the payment of dividends.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Transfers of Shares

Subject to the restrictions contained in the Company Organizational Documents, the Registration Rights and Lock-up Agreement and the rules or regulations of Nasdaq or any relevant securities laws, any shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in any other form approved by our directors. However, our directors may, in their absolute discretion, decline to register any transfer of Ordinary Shares, subject to any applicable requirements imposed from time to time by the SEC and Nasdaq.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which:

●	distinguishes each share by its number (so long as the share has a number),

●	confirms the amount paid, or agreed to be considered as paid, on the shares of each member,

●	confirms the number and category of shares held by each member, and

●	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of the Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Calls on Shares and Forfeiture of Shares

The Company Board may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. If a call or instalment of a call remains unpaid after it has become due and payable the Company Board may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by us by reason of such non-payment. If the notice is not complied with, any Ordinary Shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Company Board. Such forfeiture shall include all dividends, other distributions or other monies payable in respect of the forfeited Ordinary Share and not paid before the forfeiture.

Redemption and Repurchase of Shares

Subject to the provisions of the Cayman Islands Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as our directors determine before the issue of the shares. We may also purchase our own shares (including any redeemable shares) on such terms and in such manner as the directors may determine and agree with the relevant shareholder(s).

General Meetings of Shareholders

As a Cayman Islands exempted company, the Company is not obliged by law to call shareholders’ annual general meetings. The Company may (unless required by applicable securities exchange rules, as applicable under the Securities Act and/or all other applicable laws, rules and regulations) in accordance with the Company Organizational Documents hold a general meeting each year as its annual general meeting. The Company board of directors may also convene a general meeting at such time and place as they may determine. At least five clear days’ notice shall be given for any general meeting. or applicable securities exchange rules.

Directors

Voting

The Company Organizational Documents provide that our directors may vote on resolutions relating to any contract or proposed contract or arrangement in which he/she is interested (and count as part of the quorum at any meetings where any such contract or proposed contract or arrangement is being considered) provided the nature of that interest has been disclosed to the other directors in accordance with the terms of the Company Organizational Documents. These provisions may be varied by a shareholders’ special resolution to make corresponding amendments to the Company Organizational Documents.

The above is also subject to (i) our directors’ ongoing adherence to their fiduciary duties (including to act in the best interests of the Company) and (ii) certain limited scenarios provided in the Company Organizational Documents.

Appointment and removal

The Company Organizational Documents provide that the number of directors shall be fixed by the directors from time to time, but shall not be less than one director. So long as the Ordinary Shares are listed on a Designated Stock Exchange (as defined in the Company Organizational Documents), the board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of any Ordinary Shares on the Designated Stock Exchange require, including applicable exemptions.

Our directors are to be divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2026 annual general meeting, the term of office of the Class I directors shall expire and Class I directors are to be elected for a full term of three (3) years. At the 2027 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2028 annual general, meeting, the term of office of the Class III directors shall expire and Class III directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, the directors are to be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting the Company Board is to shorten the term of any incumbent director.

Our directors by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors, subject to the Company Organizational Documents, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law. A director appointed to fill a vacancy in accordance with the Company Organizational Documents shall be of the same class of director as the director he or she replaced and the term of such appointment shall terminate in accordance with that class of director. Any director so appointed shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

We may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director. The office of a director shall be vacated if: (a) the director gives notice in writing to the Company that they resign the office of director; or (b) the director is absent (for the avoidance of doubt, without being represented by proxy or an alternate director appointed by them) from three (3) consecutive meetings of the Company Board without special leave of absence from the directors, and the directors pass a resolution that they have by reason of such absence vacated office; or (c) the director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or (d) is prohibited by applicable law or the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law from being a director; or (e) the director is found to be or becomes of unsound mind; or (f) all of the other directors (being not less than two (2) in number) determine that he or she should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Company Organizational Documents or by a resolution in writing signed by all of the other directors.

Warrants

On the Closing Date, the Company, Red Rock, and Continental entered into the Warrant Assumption Agreement which amended the SPAC Warrant Agreement and assigned all Red Rock’s rights, title, and interest in the SPAC Warrant Agreement to the Company. Pursuant to the Warrant Assumption Agreement, the warrants of Red Rock were no longer exercisable for shares of common stock of Red Rock (the “SPAC Warrants”), but instead became exercisable for Ordinary Shares on substantially the same terms that were in effect prior to the Closing Date under the terms of the SPAC Warrant Agreement. Accordingly, upon the effectiveness of the Warrant Assumption Agreement, SPAC Warrants and the SPAC Warrant Agreement became Warrants and the Warrant Agreement, respectively. The following is a description of our Warrants. We urge you to read the applicable provisions of the Warrant Agreement carefully and in its entirety because it governs the terms of the Warrants.

General Terms of the Warrants

Pursuant to the Warrant Agreement, each Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to certain adjustments, at any time starting 30 days after the completion of the Business Combination. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of Ordinary Shares. This means that only a whole Warrant may be exercised at any given time by a Warrant holder. Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants is then effective and a current prospectus relating thereto is available, subject to our satisfying our obligations described below with respect to registration. No Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless.

We are obligated to, as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, to use reasonable best efforts to file with the SEC, and within 60 business days following the Business Combination, to have declared effective, a registration statement covering issuance of the Ordinary Shares issuable upon exercise of the Warrants and to maintain a current prospectus relating to those shares of Ordinary Shares until the Warrants expire or are redeemed.

Notwithstanding the above, if the Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our reasonable best efforts to qualify the shares under the applicable blue sky laws to the extent an exemption is not available.

We have agreed that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdictions, which jurisdictions shall be the exclusive forums for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdictions and that such courts represent inconvenient forums. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Redemption of Warrants when the price per Ordinary Share equals or exceeds $18.00

Once the Warrants become exercisable, we may call the Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each Warrant holder; and

●	if, and only if, the reported last reported sale price of the Ordinary Shares equal or exceed $18.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by the Company pursuant to the foregoing redemption method, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her, or its Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price as well as the $11.50 Warrant exercise price after the redemption notice is issued.

Redemption of Warrants when the price per Ordinary Share equals or exceeds $10.00

Once the Warrants become exercisable, the Company may call the Warrants for redemption:

●	in whole and not in part;

●	at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of an Ordinary Share except as otherwise described below; and

●	if, and only if, the closing price of an Ordinary Share equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “Warrants — Anti-Dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the Warrant holders.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of Ordinary Shares that a Warrant holder will receive upon such cashless exercise in connection with a redemption by the Company pursuant to this redemption feature, based on the “fair market value” of an Ordinary Share on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), determined for these purposes based on volume weighted average price of an Ordinary Share for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below. We will provide our Warrant holders with the final fair market value no later than one business day immediately following the 10 trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the exercise price of a Warrant is adjusted as set forth under the heading “Warrants— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the Warrant after such adjustment and the denominator of which is the exercise price of the Warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. If the exercise price of a Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “Warrants — Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration	Fair Market Value of Ordinary Share
of Warrants)	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of an Ordinary Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 Ordinary Shares for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of an Ordinary Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 Ordinary Shares for each whole Warrant. In no event will the Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Ordinary Shares per Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of Ordinary Shares is below the exercise price of the Warrants. This will provide the Company the ability to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above under “Warrants — Redemption of Warrants when the price Ordinary Share equals or exceeds $18.00.”

As stated above, we can redeem the Warrants when the Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50. If we choose to redeem the Warrants when the Ordinary Share is trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer Ordinary Shares than they would have received if they had chosen to wait to exercise their Warrants for Ordinary Shares if and when such Ordinary Share was trading at a price higher than the exercise price of $11.50.

No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Ordinary Shares to be issued to the holder. If, at the time of redemption, the Warrants are exercisable for a security other than the Ordinary Share pursuant to the Warrant Agreement, the Warrants may be exercised for such security. At such time as the Warrants become exercisable for a security other than the Ordinary Shares, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Warrants.

Anti-dilution Adjustments

If the number of issued and outstanding Ordinary Shares is increased by a capitalization or share dividend payable in Ordinary Shares, or by a subdivision of Ordinary Shares or other similar event, then, on the effective date of such capitalization, share dividend, subdivision or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering made to all or substantially all holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (ii) one minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the historical fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Ordinary Shares as reported during the 10-day trading period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Warrants are issued and outstanding and unexpired, pay to all or substantially all of the holders of Ordinary Shares a dividend or make a distribution in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares (or other securities into which the Warrants are convertible), other than (i) as described above or (ii) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share subdivision, or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share subdivision reclassification, or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment and (ii) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the Company’s issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock, or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Warrant.

You should review a copy of the Warrant Agreement, which will be filed as an exhibit to the Form F-1, for a complete description of the terms and conditions applicable to the Warrants. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then issued and outstanding Warrants to make any change that adversely affects the interests of the registered holders of Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each Ordinary Share held of record on all matters to be voted on by shareholders.

Warrants may be exercised only for a whole number of Ordinary Shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder.

Transfer Agent

The transfer agent for our Ordinary Shares is Continental.

We will indemnify Continental in its roles as transfer agent, its agents and each of its shareholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Cayman Islands Corporate Law

Cayman Islands companies are governed by the Cayman Islands Companies Act. The Cayman Islands Companies Act is modeled on English law but does not follow recent English law statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain material provisions of the Cayman Islands Companies Act applicable to the Company.

Mergers and Similar Arrangements

In certain circumstances, the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (i) a special resolution (usually a majority of 66 2/3% in value of the voting shares that attend and vote at a general meeting) of the shareholders of each company or (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Registrar of Companies of the Cayman Islands is satisfied that the requirements of the Cayman Islands Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies of the Cayman Islands will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Islands Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in paragraph (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, and schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at an annual general meeting, or extraordinary general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Cayman Islands courts. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-Out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands courts, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders Suits

Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the Company will be the proper plaintiff in any claim based on a breach of duty owed to the Company, and a claim against (for example) the Company’s officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

●	A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Special Considerations for Exempted Companies

The Company is an exempted company with limited liability (meaning the Company’s public shareholders have no liability, as members of the Company, for liabilities of the Company over and above the amount paid for their shares) under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company Organizational Documents permits indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from dishonesty, willful default or fraud which may attach to such directors or officers. In addition, the Company may enter into indemnification agreements with the Company’s directors and executive officers that will provide such persons with additional indemnification beyond that provided in the Company Organizational Documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers or persons controlling the Company under the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

General Meetings of Shareholders

As a Cayman Islands exempted company, the Company is not obliged by law to call shareholders’ annual general meetings. The Company may (unless required by applicable securities exchange rules, as applicable under the Securities Act and/or all other applicable laws, rules and regulations) in accordance with the Company Organizational Documents hold a general meeting each year as its annual general meeting. The Company board of directors may also convene a general meeting at such time and place as they may determine. At least five clear days’ notice shall be given for any general meeting. or applicable securities exchange rules.

Certain Anti-Takeover Provisions of the Company’s Second Amended and Restated Memorandum and Articles of Association

The Company’s authorized but unissued ordinary shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.